Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Date: December 5, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

December 5, 2014

Dear Walgreens Shareholder:

We have previously sent to you proxy material for the Special Meeting of Shareholders of Walgreen Co. (“Walgreens”), to be held on December 29, 2014 relating to, among other things, the reorganization of Walgreens into a holding company structure and the issuance of shares of common stock in connection with the acquisition of the remaining 55% of Alliance Boots GmbH that Walgreens does not currently own. Your Board of Directors recommends that you vote “FOR” all items on the agenda.

Since approval of Proposal 1 (the Reorganization Proposal) requires the affirmative vote of the majority of outstanding Walgreens shares entitled to vote at the Special Meeting, failure to vote has the same effect as a vote “AGAINST” this proposal. Therefore, your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Gregory D. Wasson

President and Chief Executive Officer

YOUR VOTE IS IMPORTANT!

Remember, you can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-456-3463.

Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreens and Alliance Boots GmbH, Walgreens Boots Alliance, Inc. (“WBA”) has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.